Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-255102

May 5, 2021

Onion Global Limited

Onion Global Limited (the “Company”) has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission (the “SEC”) for the proposed offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this proposed offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this proposed offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing (i) AMTD Global Markets Limited at + 852 3163 3288, or at project.fairlady@amtdinc.com; and (ii) Huatai Securities (USA), Inc. at +1 (212) 763-8160, or at huatai@htsc-us.com. You may also access the Company’s most recent preliminary prospectus dated May 5, 2021, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on May 5, 2021, or Amendment No.  3, by visiting EDGAR on the SEC website at https://www.sec.gov/Archives/edgar/data/1829949/000119312521150998/d32788df1a.htm.

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated April 28, 2021. This free writing prospectus reflects the following amendment made to Amendment No. 1 to the registration statement on Form F-1. The reference to page numbers is to the page numbers in Amendment No. 3.

Replace the second paragraph under the caption “Prospectus Summary – Recent Development” on pages 6 and 7 with the following language:

We expect our total revenues for the three months ended March 31, 2021 to be lower than those in the first three months ended March 31, 2020. In particular, we expect our total revenues for the three months ended March 31, 2021 to be within a range of RMB650.0 million to RMB670.0 million, representing an approximate 8.5% to 5.6% decrease from approximately RMB710.0 million in the three months ended March 31, 2020. The revenue decrease was mainly due to the decrease of both of our total GMV generated by the sales of the Group and the sales of O’Mall as discussed in greater details below. In addition, we expect our total operating cost and expenses for the three months ended March 31, 2021 to be no more than RMB660.0 million, representing an increase of approximately 2.3% from approximately RMB645.0 million for the three months ended March 31, 2020. Such increase was mainly attributable to the increased expenses incurred in the first quarter of 2021 to strengthen our diversified distribution channels and additional legal and professional service fees incurred in relation to our proposed listing. Cost of revenues for the first quarter of 2021 is expected to remain largely in line with the amount incurred in the same period of last year. As a result of the foregoing, we expect our net income to be no less than RMB8.0 million for the first quarter of 2021, compared to approximately RMB40.0 million for the same period of 2020.